EXHIBIT 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Cameco Corporation
We consent to the inclusion in this annual report on Form 40-F of:
–	our auditors’ report dated February 11, 2011 on the consolidated balance sheets of Cameco Corporation (the “Corporation”) as at December 31, 2010 and 2009, and the consolidated statements of earnings, shareholders’ equity, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2010,

–	our Report of Independent Registered Public Accounting Firm dated February 11, 2011 in accordance with the standards of the Public Company Accounting Oversight Board (United States), and

–	our Report of Independent Registered Public Accounting Firm dated February 11, 2011 on the Corporation’s internal control over financial reporting as of December 31, 2010, each of which is contained in this annual report on Form 40-F of the Corporation for the fiscal year ended December 31, 2010.
We also consent to the incorporation by reference of such reports in the registration statements (Nos. 333-11736, 333-6180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan, and registration statement (No. 333-139324) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan.
/s/ KPMG LLP
Chartered Accountants
Saskatoon, Canada
February 16, 2011
KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG international Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.